LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                WRITER'S EMAIL
(202) 274-2009                                             mlevy@luselaw.com



VIA EDGAR

May 28, 2009

Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Chicopee Bancorp, Inc.
                  Form 10-K for December 31, 2008
                  Definitive Proxy Statement filed April 13, 2009
                  File No. 000-51996
                  --------------------------------------------------------

Dear Ms. McHale:

     We are in receipt of your letter dated April 30, 2009 providing comments on the referenced filing for Chicopee Bancorp, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-K for the  Fiscal  Year  Ended  December  31,  2008
-----------------------------------------------------------
Business  - Lending Activities, page 3
--------------------------------------

1. Please advise the staff as to your exposure to subprime lending or non-traditional lending products. If significant, please include this disclosure in future filings.

     The Staff is advised that the Company has no exposure to subprime lending or non-traditional lending products, and will so disclose in future filings.

2. Please revise your future filings to disclose the extent to which you underwrite variable rate loans to the fully indexed rate. To the extent you do not, please disclose how you consider this practice when evaluating your allowance for loan losses.

     The Staff's comment is noted and will be addressed in future filings.

Properties, page 20
-------------------

3. In future filings, please state whether the main office and seven full service branch offices are owned or leased by you or by your subsidiaries.

     The Staff's comment is noted and will be addressed in future filings.

Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities, page 21
--------------------------------------------------------------------------------

4. In future filings, please conform the title of this section of your Annual Report to the proper title of Item 5 on Form 10-K.

     The Staff's comment is noted and will be addressed in future filings.

5. In future filings, please provide the number of holders of your common stock as of the last practicable date rather than as of your year end. Refer to Item 201(b) of Regulation S-K.

     The Staff's comment is noted and will be addressed in future filings.

Selected Financial Data, page 23
--------------------------------

6. Please review your future filings to present your income (loss) from continuing operations per common share, pursuant to Instruction 2 of Item 301 of Regulation S-K.

     The Staff's comment is noted and will be addressed in future filings.

7. Footnote (4) indicates that you make certain adjustments in computing your efficiency ratio. Please tell us and revise your future filings to disclose the extent to which these adjustments comply with the definition of the Efficiency ratio promulgated by your primary federal banking regulator. To the extent your measure does not comply with that guidance, it appears to be a non-GAAP measure under Item 10(e) of Regulation S-K. If that is the case, please revise your future filings to provide the disclosures required by Item 10(e), including a reconciliation and discussion of how you use the measure and why you believe it is useful to investors. Discuss any inherent limitations of the usefulness of the measure based on the adjustments made.

     The Staff is advised that the Company calculates its efficiency ratio following industry standards; namely, non-interest expenses divided by the total of non-interest income less security gains or losses and loan sales' gain or losses, plus tax equivalent net interest income before loan loss provisions. The Company believes that this calculation is industry standard and provides stockholders the most useful and accurate information regarding the evaluation of its overhead structure. While this calculation varies with the calculation suggested by our primary federal banking regulator, the FDIC, the use of this specific calculation is not required by the FDIC and, as such, should not be considered a GAAP measure under
     Item 10(d) of Regulation S-K. Therefore, the Company respectfully believes that non-GAAP disclosure and reconciliation are not required under these circumstances.

Management's Discussion and Analysis
------------------------------------
Allowance for Loan Losses, page 25
----------------------------------

8. You state here that "The allowance for loan losses is a valuation allowance for probable incurred credit losses." If true, please revise your future filings to more clearly and definitively disclose, here and elsewhere your document as applicable, that you believe the allowance for loan losses you established as of the balance sheet dates presented is "appropriate" to cover the inherent probable losses in the portfolio.

     The Staff's comment is noted and will be addressed in future filings.

Liquidity Management, page 46
-----------------------------

9. Please revise your future filings to disclose the specific nature of your short-term investments, and discuss the reasons for fluctuations in the balance of these investments from period to period.

     The Staff's comment is noted and will be addressed in future filings. The Staff is supplementally advised that the Company's short-term investments are primarily comprised of U.S. treasuries and U.S. agency securities and are primarily used as collateral for corporate sweep accounts. The fluctuations in the balances are due to the amount of funds in sweep accounts outstanding, and the concomitant amount of collateral required.

Exhibits, page 53
-----------------

10. We note that you filed as exhibits amendments to certain compensatory plans and contracts which were effective in November 2008. We also note that you did not file a Current Report on Form 8-K to describe the terms and conditions of any of these amendments. Please explain how you concluded that a Form 8-K was not required for any of these amendments. Refer to Item 5.02(c) of form 8-K.

     The amendments to the referenced compensatory plans and contracts were not material in nature and therefore, no Form 8-K was required. The Company included the exhibits in its Form 10-K since disclosure pertaining to these compensatory plans and contracts was included therein.

Consolidated Financial Statements
---------------------------------
Securities, page F-17
---------------------

11. Please tell us in detail how you concluded that your marketable equity securities were not other than temporarily impaired at December 31, 2008. Please address the following as part of that analysis:

     o Please provide us with a list of the 37 equity securities that were in an unrealized loss position that quantifies the cost basis, the fair value, the unrealized loss, and the length of time they have been in an unrealized loss position.

     o For the 11 equity securities that have been in an unrealized loss position for greater than twelve months as of December 31, 2008, please provide a description for the specific evidence considered when concluding that these securities would recover their value, and the time horizon over which you predicted that they would occur for the purposes of asserting that you have the intent and ability to hold them until recovery.

     o Tell us how you considered subsequent events information in making your determination that these securities were not other-than-temporarily impaired as of the balance sheet dates presented.

     o To the extent that you are able to support that the equity investments were not other-than-temporarily impaired as of December 31, 2008, please update this information as of March 31, 2009.

     o Tell us how the performance of each equity security fared during the quarter ended March 31, 2009 and during the subsequent period through the date of your response. Specifically explain how this performance compared to your projection of recovery for these securities, and explain how you updated your expectations of near-term recovery based on that information.

     o    We may have further comment based on your response.


     Enclosed herein is a list of the Company's investment in equity securities that were in an unrealized loss position, the cost basis, the fair value, the unrealized loss and the length of time they have been in an unrealized loss position, as of December 31, 2008 and March 31, 2009. We note that the Company had 37 equity securities in an unrealized loss position in excess of one year, which were comprised of 21 companies. The Company monitors its securities portfolio on a continuous basis to determine, which securities, if any, are other-than-temporarily impaired. The Company reviews information relating to all aspects of its securities holdings, including company-specific financial and other information, industry-specific information and the performance of the stock market in general. In addition, the Company utilizes the services of two money managers to help analyze its equity investments. These money managers prepare detailed written analyses at the Company's request for the relevant equity investments owned by the Company. These analyses critique the financial and other material matters relating to the specific equity investments.

     The Company believes that the performance of its equity securities is generally in line with its expectations as well as the performance of the overall stock market. The Company is of the opinion that the equity markets, in general, including the equity securities it is currently holding, are underpriced and that an economy recovery will lead to increased values in the equities market. The Staff is supplementally advised that its equity portfolio has increased approximately $550,000 since March 31, 2009.

     Pursuant to SEC Rule 83, 17 C.F.R. ss.200.83, the Company requests confidential treatment for the above-referenced equity securities list. The Company believes that to release such information would have adverse consequences to its business and competitive position.

12. To the extent that you are able to support that the equity securities were not other-than-temporarily impaired, please revise your future filings to provide a breakdown of the securities that have been in an unrealized loss position for greater than 12 months with information similar to that requested in the first two bullets of the comment above.

     The Staff's comment is noted and will be addressed in future filings.

13. In future filings, please revise to clarify the nature of your collateralized mortgage obligations, and disclose whether these consist of sub-investment grade or sub-prime or Alt-A mortgage backed securities. Please tell us the specific evidence considered when concluding that you would collect all contractual amounts due.

     The Staff's comment is noted and will be addressed in future filings, to the extent material. The Staff is supplementally advised that the Company has 19 collateralized mortgage obligation bonds with an aggregate value of $6.4 million. Four of those bonds have a FICO score of less than 650 and the total exposure of these four bonds to the Company is approximately $25,000.

Advances From Federal Home Loan Bank, page F-25
-----------------------------------------------

14. Please revise your future filings to disclose the extent to which your FHLB advances contain any call features.

     The Staff's comment is noted and will be addressed in future filings.

Income Taxes, page F-27
-----------------------

15.  In future filings, please revise your disclosures to address the following:

     o Please separately present all information related to deferred tax assets and deferred tax liabilities. Refer to paragraph 43 of SFAS 109.

     o If true, please revise to clearly state that the valuation allowance is recorded at the amount necessary for the portion of your deferred tax assets which you believe it is "more likely than not" that your future taxable income will not be sufficient to realize. Refer to paragraph 17e of SFAS 109.

     o Clearly disclose how you determined the amount of the valuation allowance as of each balance sheet date, including how you determined which portion of your deferred tax assets were realizable. Refer to paragraph 21 of SFAS 109.

          The Staff's comment is noted and will be addressed in future filings.

Definitive Proxy Statement
--------------------------
Stock Ownership, page 10
------------------------

16. In future filings, please disclose the natural person who has voting power over the shares beneficially owned by Dalton Greiner, Hartman, Maher & Co.

     The Staff's comment is noted and will be addressed in future filings.

Executive  Compensation
----------------------
Compensation Discussion and Analysis - Cash-Based Incentive  Compensation,  page
16
--------------------------------------------------------------------------------

17. Please tell us why you have not disclosed the "certain pre-established performance objectives" in determining your cash-based incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to
     Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

     As disclosed in the Company's proxy statement dated April 15, 2009, the Company did not implement a cash-based incentive program during the 2008 fiscal year.

Executive Compensation, page 21
-------------------------------

18. Please amend to provide compensation of the named executive officers (NEOs) for each of our last three completed fiscal years. Refer to Item 402(c) of Regulation S-K.

     The proxy statement was amended in response to the Staff's comment on May 5, 2009.

Transactions with Related Persons, page 32
------------------------------------------

19. We note your disclosure with regard to loans or extensions of credit to related persons; in future filings, please conform this disclosure to the language in Instruction 4(c) of Item 404 of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.

     The Staff's comment is noted and will be addressed in future filings.

                                      * * *

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.


                                       Very truly yours,

                                       /s/ Marc Levy

                                       Marc Levy

cc:      William J. Wagner, Chicopee Bancorp, Inc.
         SEC Freedom of Information and Privacy Act Office
         Lawrence Spaccasi, Esq.